Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated February 29, 2024

Preliminary Prospectus Supplement dated September 22, 2025
Registration Statement File No. 333-277554

Royal Caribbean Cruises Ltd.

Final Term Sheet

$1,500,000,000 5.375% Senior Notes due 2036 (the “Notes”)

Issuer:	Royal Caribbean Cruises Ltd.

Principal Amount:	$1,500,000,000

Gross Proceeds:	$1,497,780,000

Maturity:	January 15, 2036, unless earlier redeemed or repurchased

Coupon (Interest Rate):	5.375%

Price to the Public:	99.852%

Yield to Maturity:	5.395%

Spread to Benchmark Treasury:	+125 basis points

Benchmark Treasury:	UST 4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	100-27; 4.145%

Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2026

Interest Payment Record Dates:	January 1 and July 1 of each year

Optional Redemption:

Prior to October 15, 2035 (the date that is three months prior to the maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption

In addition, on or after the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	78017T AB9 / US78017TAB98

Trade Date:	September 22, 2025

Settlement Date:	October 1, 2025 (T+7)

Ratings:*	[Intentionally Omitted]

Lead Book-running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Senior Book-running Managers:**

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Book-running Managers:**	BBVA Securities Inc. CIBC World Markets Corp. Citizens JMP Securities, LLC DNB Markets, Inc. Fifth Third Securities, Inc. Lloyds Securities Inc. NatWest Markets Securities Inc. Regions Securities LLC

Co-Managers:**

CaixaBank, S.A.

Commerz Markets LLC

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

Nordea Bank Abp

R. Seelaus & Co., LLC

Santander US Capital Markets LLC

SEB Securities, Inc.

SG Americas Securities, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated September 22, 2025 related to the offering of the Notes.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

It is expected that delivery of the Notes will be made against payment therefor on or about October 1, 2025, which will be the seventh business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+7”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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